EXHIBIT 99.1

Adecco announces successful result of the tender offer for Altedia in France

Cheserex, Switzerland - May 26, 2005: Adecco SA (Swiss Stock Exchange, ADEN), the worldwide leader in Human Resource services, announced today the successful result of the tender offer to acquire the remaining shares of Altedia SA (Paris Stock Exchange, TLA), a major player in France in reorganizations, career transition, social engineering and human capital management.

Jerome Caille, commenting on the acquisition, said, "Altedia's business is fully complementary with our existing Career Services activities, with the addition of highlevel consulting capabilities in the fields of restructuring and reorganizations. We are already working together with great success, for the benefit of our clients."

Raymond Soubie, president and founder of Altedia, commented on the transaction: "The partnership with Adecco offers a great opportunity to extend Altedia's consulting services to other European countries, thus following the increasing demand for crossborder HR solutions."

This announcement follows an earlier announcement of the French Stock Market Authority (Autorite des Marches Financiers, "AMF"), in which it was mentioned that the acquiring entity reached 96.76% ownership of the share capital of Altedia and at least 95.24% of the corresponding voting rights.

As previously announced, the Adecco Group intends to file with the AMF a minority buy-out offer followed by a compulsory acquisition of all remaining shares, in order to achieve 100% ownership of Altedia.

Altedia will be fully consolidated in Adecco's accounts as of May 2005.

Forward-looking statements

Information in this release may involve guidance, expectations, beliefs, plans, intentions or strategies regarding the future. These forward-looking statements involve risks and uncertainties. All forwardlooking statements included in this release are based on information available to Adecco S.A. (the "Company") as of the date of this release, and we assume no duty to update any such forward-looking statements. Factors that could affect the Company's forward-looking statements include, among other things: global GDP trends and the demand for temporary work; changes in regulation of temporary work; intense competition in the markets in which the Company competes; changes in the Company's ability to attract and retain qualified temporary personnel; the resolution of US state unemployment tax reviews; the resolution of a French anti-trust investigation; the resolution of the US class action litigation and remaining regulatory inquiries relating to the 2003 financial reporting delay; and any adverse developments in existing commercial relationships, disputes or legal proceedings.

The forward-looking statements in this release are not guarantees of future performance and actual results could differ materially from our current expectations. Numerous factors could cause or contribute to such differences. Please refer to the Company's most recent Annual Report on Form 20-F and other reports filed with or submitted to the United States Securities and Exchange Commission from time to time, for a further discussion of the factors and risks associated with our business.

About Adecco

Adecco S.A. is a Fortune Global 500 company and the global leader in HR services. The Adecco Group network connects up to 700,000 associates with business clients each day through its network of 30,000 employees and over 6,000 offices in 70 countries and territories around the world. Registered in Switzerland, and managed by a multinational team with expertise in markets spanning the globe, the Adecco Group delivers an unparalleled range of flexible staffing and career resources to corporate clients and qualified associates.

The Adecco Group comprises three Divisions: Adecco Staffing, Ajilon Professional and LHH Career Services. In Adecco Staffing, the Adecco network focuses on flexible staffing solutions for global industries, including automotive, banking, electronics, logistics and telecommunications; Ajilon Professional offers an unrivalled range of specialised branded businesses; and LHH Career Services encompasses our portfolio of outplacement and coaching consultancy businesses. Adecco S.A. is registered in Switzerland (ISIN: CH0012138605) and listed on the Swiss Stock Exchange with trading on Virt-x (SWX/VIRT-X: ADEN), the New York Stock Exchange (NYSE: ADO) and Euronext Paris - Premier Marche (EURONEXT: ADE).

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Contacts:

Adecco Corporate Investor Relations
Investor.relations@adecco.com, Tel. +41 (0) 44 878 8888

Adecco Corporate Press Office
Press.office@adecco.com, Axel J. Schafmeister, Tel. +41 (0) 44 878 8832

Adecco France Press Office
tristan.davezac.de.moran@adecco.fr, Tristan d'Avezac de Moran, Tel.
+33 1 56 88 99 00